Whitley LLP
Attorneys at Law

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April 19, 2011

Filed via EDGAR
Attn.: Mr. Anthony Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:           Orpheum Property, Inc.; File No. 0-30595 – Correspondence of March 10, 2011

Dear Mr. Thompson:

As we discussed in our telephone conversation last week, our Firm represents Orpheum Property, Inc. (“Orpheum” or the “Company”). Orpheum received the above mentioned correspondence from the Division of Corporation Finance (the “Division”) regarding questions about certain of the Company’s filings with the Commission. Per your request, this correspondence is being filed via the Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR).

As you know, the Company has not yet submitted a response to the Division’s correspondence. The Company is conferring with its current and former auditors regarding the issues raised in the Division’s correspondence; however, the Company has not yet been able to formulate a response. We expect to submit a response to the Division on the Company’s behalf by April 29, 2011.

Please let us know of any further questions.

Thank you.

Very truly yours,

Whitley LLP Attorneys at Law

By:	/s/ Samuel E. Whitley
Partner, Corporate and Securities Law